Mail Stop 3561

February 27, 2009

Via U.S. Mail and Facsimile

Dennis Leatherby
Chief Financial Officer
Tyson Foods, Inc.
2200 Don Tyson Parkway
Springdale, Arkansas 72762-6999

> RE: Tyson Foods, Inc.
>   Form 10-K for the fiscal year ended September 27, 2008
>
> **File No. 001-14704**

Dear Mr. Leatherby:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 27, 2008

Note 10: Long-Term Debt
3.25% Convertible Senior Notes due 2013, page 53

1. We note from your disclosure that upon conversion of your 3.25% Convertible Senior Notes, you will deliver cash up to the aggregate principal amount of the Convertible Notes to be converted and shares of your Class A stock in respect of the remainder of your conversion obligation in excess of the aggregate principle amount of the Convertible Notes being converted. Also, we note that you accounted for the entire Convertible Note agreement as one debt instrument, pursuant to EITF Issue 90-19, because the conversion feature does not meet the requirements to be accounted for separately as a derivative financial instrument. In this regard, please fully explain to us how the conversion spread feature of your Convertible Notes (i.e. your debt instrument clause, which requires a conversion obligation in excess of the aggregate principle amount of the Convertible Notes being converted), meets the requirements in paragraph 12 through 32 of EITF 00-19 for equity classification, which would results in accounting for your obligations as a combined instrument (i.e. a convertible debt instrument) pursuant to the guidance in EITF 90-19. We may have further comment upon receipt of your response. Furthermore, with regards to this convertible debt instrument, please provide us with and expand your disclosure in future filings to include the disclosure outlined in paragraph 50 of EITF 00-19, as applicable.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Dennis Leatherby, Chief Financial Officer
(479) 757-6514